                                             PLANNING
                                             STRATEGY
                                             DEVELOPMENT








                               Annual Report 1996







                                                             Senior Tour Players
                                                             -------------------
                                                              Development, Inc.

                                                                NASDAQ: SRTR

                                    STRATEGY

         LAS VEGAS INTERNATIONAL GOLF CENTER
                           LAS VEGAS, NEVADA

                         Open 24 hours a day

  L
  A
  S

  V
  E
  G
  A               Senior Tour Players Development and its partners, Lodwrick
  S               Cook and Paul Fireman acquired the Las Vegas International
                  Golf Center in December of 1996 from Golf Centers of America,
                  Inc. Located on the corner of Tropicana and Paradise Road, adjacent to the McCarran International Airport and minutes from the Las Vegas Strip, the Las Vegas International Golf
                  Center is Las Vegas' newest and largest golf practice facility.

                  The Golf Center offers 120 tee stations, 39 natural grass tees and 81 artificial turf tees, 26 of which are on the second tier. Over 50 of the tees are shaded and equipped with misters and heaters for comfortable year-round use. The hitting area is over 300 yards long by 200 yards wide, and features eight target greens, including a replica of the 17th Island Green at the TPC Sawgrass, complete with water hazards and sand
                  bunkers. Additional amenities include a 10,000 sq. ft. putting
FRONT COVER:      green and short game practice area, enclosed instructional
18TH HOLE AT      rooms equipped with state-of-the-art video analysis, a VIP
THE BADLANDS GOLD lounge, and a 20,000 sq. ft. retail store.
CLUB,
LAS VEGAS, NEVADA The Golf Center is home of the UNLV Rebel Golf Team. A private lounge, locker room and grass hitting area is available for the UNLV Rebel Golf Team, which is headed by Coach Dwaine
                  Knight.

        ----------------------------------------------------------------
                           International Golf Center
                                  DEVELOPMENT

--------------------------------------------------------------------------------

PRESIDENT'S MESSAGE

Dear Fellow Shareholders:

1996 was a pivotal building and positioning year for Senior Tour Players Development, and one that brought tangible results from our years of planning and development. 1996 was the first full operating year for The Badlands, our flagship championship course in Las Vegas, and the public response was resounding with over 51,000 rounds of golf. The golf course was selected as Las Vegas' number one golf course by the readers of Las Vegas' leading newspaper, the folks who play the most, and know best about Las Vegas golf.

Based on our early success at The Badlands, we are developing an additional nine holes which are scheduled to open in early September of 1997. We will benefit financially from our ability to efficiently operate from the existing club-house, cart storage facility, and maintenance facility, in addition to realize the economies of scale by having to increase the existing core management staff. Perhaps the biggest economic advantage of operating 27 holes is our ability to maximize tee times during the highest demand time, early mornings and weekends, thereby helping us achieve the highest green fees per round for the most amount of golf rounds. With 27 holes, our ability to start players from three different tees at the same time, and permitting two "shotgun" rounds per day, when daylight and player demand permit, should help us maximize the facility.

In my message to you last year I reported that we planned to widen our golf interests by entering the fast growing golf practice facility business - to include driving ranges and related family entertainment products. We launched our golf practice center business by expanding our presence in Las Vegas. Over 30 million visitors came to Las Vegas in 1996, and once again, Las Vegas was the fastest growing city in the U.S. Having a major golf presence in Las Vegas assisted STPD to gain an ownership opportunity in a golf practice facility that we believe will become the top golf center in the country. On December 31, 1996, the Company and Paul Fireman, CEO and Chairman of Reebok International, bought the interests of movie star, Tom Selleck's family, in the Las Vegas International Golf Center ("LVIGC"). LVIGC comprises 43 acres of land in central Las Vegas on the block next to the MGM Grand Hotel, the world's largest hotel. Our partner in the Las Vegas International Golf Center, Mr. Lodwrick Cook, Chairman Emeritus of ARCO, was largely responsible for allowing us to enter the LVIGC, limited liability company, in which Mr. Cook was already a member.

On January 18, 1997, the LVIGC opened with a 25 acre, two-tiered, 120 tee station driving range, and on April 1, 1997 we opened a 10,000 square foot putting green, together with a chipping and sand bunker practice area. We recently hosted a Grand Opening with Chi Chi Rodriguez, Johnny Miller, Bob Goalby, Tom Selleck, and Governor Miller of Nevada, along with a host of local business people, officials, lenders, and representatives from McCarran Airport and the University of Nevada, Las Vegas. The event not only helped cement our position as an established golf operator in the Las Vegas community, but also opened the door to expansion of the center. We are about to start construction of a 20,000 square foot retail golf store at LVIGC which is under lease to Pro Golf of America, the operator of over 170 retail golf shops throughout the United States. Pro Golf's emphasis will be on professional customer service and will offer a wide variety of top name brands in golf equipment. Additional plans at LVIGC call for family entertainment activities, a restaurant, and other commercial uses.

On May 6, 1997, the Board of County Commissioners for Clark County (Las Vegas is in Clark County) authorized the commencement of negotiations with LVIGC for expanding the scope of the LVIGC lease with the County by adding 30 acres contiguous to the LVIGC. Current plans call for an 18-hole, par-three golf course along Tropicana Avenue, adjoining LVIGC to the west. Negotiations with the county officials have commenced.

                          ----------------------------

                              Senior Tour Players
                               Development, Inc.

                          ----------------------------

As further evidence of our continuing commitment to significantly expand our golf practice facility presence in 1997, we are actively pursuing several exciting development opportunities in Rhode Island, Texas, and the Washington, D.C. and Baltimore metro areas.

In Rhode Island, we are excited to be able to work with Brad Faxon, currently one of the PGA TOUR's hottest golfers. The proposed Brad Faxon Golf Center in Cranston, Rhode Island, located just outside Providence, recently received city approval and construction could commence this summer. The planned facility is situated on 50 acres, and will include a state-of-the-art short game practice area, 50 tee hitting stations, pro shop, miniature golf, batting cages and other amenities. There is perhaps no one on the PGA TOUR better equipped to design a short game area than Brad Faxon. For a while, Brad has been ranked #1 in putting on the PGA TOUR. Our relationship with Brad calls for the development of several Brad Faxon Golf Centers in Rhode Island, Connecticut and Massachusetts, and we are presently looking for suitable sites.

In Texas, we recently negotiated a ground lease for 21 acres on the north side of Houston, just minutes from I-45 and The Woodlands, for the proposed construction and operation of The Woodlands Golf & Family Entertainment Center.

Perhaps our most exciting and ambitious plans for expansion is in the strong Washington, D.C. and Baltimore metro areas. Management believes that Washington, D.C. is one of the strongest, and most under served golfing areas in the country. The Company recently completed the formation of a strategic alliance with Public Country Clubs, Inc. ("PCC") for the joint development and ownership of several golf practice centers around the greater Washington, D.C. and Baltimore metropolitan area. Several of these properties include 9 or 18-hole, par-three or executive golf courses.

The recent extraordinary accomplishments of Tiger Woods, coupled with the already strong growth of golf participation in the United States has created a tremendous opportunity for the golf industry. Management believes that the best way to take advantage of this overwhelming popularity is for the Company to cultivate and encourage newly emerging segments of the population to learn and appreciate the game of golf. Youth, women, and minorities in unprecedented numbers are now turning to golf. Fortune Magazine reported in its May 12, 1997 issue that... "And any doubt that Woods will make golf cool for a new generation can be eliminated with quick trip to the nearest driving range. 'Kids, kids, kids and their parents -- that's what all of our distributors are telling me they're seeing all over the country...'" It is now "cool" to play golf, as it has been to play basketball, roller-blading, etc. We believe that by providing state-of-the-art practice facilities, top instructional programs, and the latest equipment at reasonable prices, we will be positioned to help serve this heightened popularity in golf.

While meeting the immediate needs of providing new golfers with a comfortable, non-intimidating atmosphere to learn the game, the Company has not lost sight of the equally challenging, and rewarding task of creating new, user-friendly and unique championship golf courses for the legions of existing golfers. To this end we are pursuing golf course development opportunities in the Southwest, Washington, D.C. metro area, and New England. These three areas are geographically diverse and are currently experiencing a strong demand for high end, daily fee golf courses. We plan to continue to involve some of golf's greatest names, including Sam Snead, Chi Chi Rodriguez, Johnny Miller, and Brad Faxon in these endeavors.

We believe the Company is strategically well positioned to take advantage of the renewed rise in the popularity and interest in golf. From our inception we have pursued the dual and compatible goals of establishing some of the best public golf courses, as well as golf practice facilities in country. We intend to vigorously pursue that endeavor with renewed energy and enthusiasm, and we are poised and ready to ride the growing wave of golf's incredible future.

                                             Very truly yours,


                                             /s/ Stanton V. Abrams

                                             Stanton V. Abrams
                                             President and CEO

                                             Boston, Massachusetts
                                             May, 1997


--------------------------------------------------------------------------------

ORGANIZATION -------------------------------------------------------------------


Senior Tour Players Development, Inc. (the "Company") was organized as a Nevada corporation on April 6, 1994 for the purpose of developing or acquiring and then operating public, semiprivate, resort and private golf courses and golf practice facilities throughout the United States. The Company may also acquire interests in, or participate in the marketing of, golf course residential communities.

On November 16, 1994, the Company completed an initial public offering of 1,600,000 shares of common stock, $.001 par value ("Common Stock") and 1,600,000 redeemable common stock purchase warrants in a firm-commitment underwriting managed by Dickinson & Co. On December 28, 1994, the underwriter exercised its over-allotment option for the purchase of an additional 153,200 redeemable common stock purchase warrants. The offering, including the exercise of the over-allotment, raised net proceeds of $6,572,249 (gross proceeds of $8,175,320 less underwriting discounts, commissions and other expenses of $1,603,071).

On November 30, 1994, following the Company's initial public offering, the Company commenced construction of its initial golf course development project, The Badlands Golf Club located in Las Vegas, Nevada. The course was designed by Johnny Miller Design, Ltd. in consultation with Chi Chi Rodriguez. The course is situated in the middle of a mixed use development located approximately ten miles from the Las Vegas strip at which approximately 1,200 single family residential units have been built and sold, and an additional 3,000 residential units, a 1.2 million square foot regional mall and destination resort hotel-casino are being planned. The Company does not have any economic interest in this development. The course is located on approximately 186 acres which the Company has leased from the developer of the residential community. In November 1996, the Company commenced construction of a nine hole addition at The Badlands which is being developed on approximately 67 acres of land abutting the existing 18 holes and which is being leased from the developer of the residential community.


PROPERTIES AND RECENT ACTIVITY -------------------------------------------------


FOREST LAKES GOLF  CLUB - SARASOTA, FLORIDA

In January 1995, the Company acquired a combined 53.5% interest in Forest Lakes Limited Partnership which owns and operates Forest Lakes Golf Club, a semiprivate golfing facility located in Sarasota, Florida ("Forest Lakes"). The Company's interest comprised a 34% general partnership interest and a 19.5% limited partnership interest. The general partnership interest was purchased from Senior Tour Players, Inc. ("STP"), an affiliate of the Company. STP retained a 1% general partnership interest. In addition to the partnership interests, the Company purchased, through assignment, a management contract for the golfing facility from STP for $91,000, which was paid at closing.

On December 17, 1996 the Company consummated the sale of its interest in Forest Lakes. The sale was structured as a sale of substantially all of the assets of Forest Lakes Limited Partnership. The buyer was BST Associates, an Illinois general partnership. The cash contract purchase price was $4,000,000 payable in full at closing. Broker commissions and closing costs relating to the sale totaled $172,318 resulting in net sale proceeds to the Partnership of $3,827,682. Included in the Company's consolidated net income for the year ended December 31, 1996 is a gain on the sale of Partnership assets of approximately $439,000. The Company received cash proceeds of approximately $149,500 in January 1997 against its Partnership investment of $252,438.

Since its acquisition in 1995, the Company has managed the Forest Lakes Golf Club under a management agreement. Effective December 16, 1996, the Company will no longer manage the facility, nor have any ownership interests therein.

Under the terms of the Forest Lakes Limited Partnership Agreement, the sale of all of the Partnership's property and the conversion of all proceeds into cash requires that the Partnership be dissolved. Accordingly, as General Partner, the Company has taken steps to dissolve the Partnership and cause a distribution of all available cash proceeds to the partners.

NEW ENGLAND COUNTRY CLUB - BELLINGHAM, MASSACHUSETTS

In February 1995, the Company entered into an agreement to manage New England Country Club in Bellingham, Massachusetts which is a championship 18-hole golf course designed by three-time U.S. Open Champion Hale Irwin. The


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


management agreement is for a five year term, and can be terminated on ninety days' notice by either party. As compensation for the Company's services, the Company is paid 5.0% of the Club's gross revenues and is also paid a monthly accounting fee.

THE BADLANDS GOLF CLUB - LAS VEGAS, NEVADA

On October 14, 1995 the Company opened for public play The Badlands Golf Club, its flagship golf course in Las Vegas, Nevada (the "Badlands"). The Badlands includes an 18-hole championship golf course, practice range, and 7,500 sq. ft. clubhouse and related maintenance facilities.

On December 22, 1995, the Company refinanced its $3,000,000 construction and permanent loan for the Badlands with a $6,700,000 construction and permanent loan with NationsCredit.

During June, 1996 the Company entered into an agreement to lease an additional 67 acres of land abutting the Badlands for purposes of developing an additional nine holes at the Badlands. The terms of the lease are substantially the same as the existing land lease between the parties for the Badlands' original 18 holes, namely a 50-year lease term with four 10-year extension options. The annual lease payments for the 67-acre parcel are equal to the greater of 6% of gross revenues or $120,000 per year. The lease also requires the Company to pay real estate taxes, assessments, and other charges in connection with the leased property.

The nine hole expansion is being designed by Johnny Miller Design, Ltd. Construction financing for 100% of the costs of construction is being provided by a construction and term loan by NationsCredit which the Company closed during November 1996. Construction commenced in November 1996, and an opening is anticipated during early September, 1997.

THE LEGENDS GOLF CLUB - STONEBRIDGE RANCH, MCKINNEY, TEXAS

On March 12, 1996 the Company signed a purchase and sale agreement and related documents with Stonebridge Ranch Development Corporation, a residential development group of the Mobil Land organization, an affiliate of Mobil Corporation, for the proposed development of an 18-hole championship golf facility located within the Stonebridge Ranch Development in McKinney, Texas, approximately 25 miles north of Dallas. During November, 1996, Westerra Holdings, LLC purchased and succeeded to the interest of Mobil Land in the Stonebridge Ranch development.

Under the terms of the agreement, land will be conveyed to the Company for total consideration of ten dollars ($10.00) and the Company, in turn, shall be responsible for the costs of the design, development, and operation of an 18-hole championship golf course, clubhouse, driving range, and maintenance facilities. The Company's ownership interest is limited to the golf facilities, and shall have no direct interest in the residential development which is planned for the land surrounding the course. The Company has the option to develop a 27-hole facility, and if the Company elects to develop 27 holes, additional land will be conveyed to the Company at no additional consideration.

In connection with the design and promotion of the golf course, the Company intends to utilize the design and marketing services of six senior "Legends" of golf to design three holes each and participate in the marketing and promotion of the facility. The Company has entered into agreements with senior pros Sam Snead, Bob Goalby, Chi Chi Rodriguez, Miller Barber, Orville Moody, and regular PGA TOUR pro Bruce Lietzke to provide design and promotional services to the project. Based on the permitting and design process, course construction would commence during late Summer of 1997, with a course opening anticipated for the Fall of 1998.

The Company's ability to successfully develop a golf course at Stonebridge Ranch is dependent on a number of factors, including, but not limited to, the ability of the Company to raise the necessary capital to finance the course as well as the requirement to receive all necessary approvals and permits for the construction of the golf course and related facilities.


GOLFTOWN PRACTICE CENTER - SAUGUS, MASSACHUSETTS

During July 1996, the Company entered into an agreement with Golftown, Inc., ("Golftown") a Massachusetts corporation that is the majority owner and operator of a driving range facility located in Saugus, Massachusetts, approximately eight miles north of Boston (the "Project"). The Company has entered into an agreement to guaranty a loan in an amount not to exceed $295,000 made to Golftown by Danvers Savings Bank, in exchange for a 25% equity interest in the Project. Under the terms of the agreement with Golftown and its lender, the Company has the opportunity to cure any default under the


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loan, and in the event of a default, the Company may assume day-to-day management of the Project and receive a management fee for such services. In addition, the Company has entered into an agreement to receive a pledge of voting rights to a majority of the voting interests of Golftown, which pledge becomes effective in the event of a default under the loan being guaranteed by the Company. The President and majority shareholder of Golftown is Jeffrey Abrams, who is the son of Stanton V. Abrams, President and Chairman of the Board of Directors of Senior Tour Players Development, Inc. The driving range opened during August, 1996.

LAS VEGAS INTERNATIONAL GOLF CENTER - LAS VEGAS, NEVADA

On December 31, 1996 the Company consummated the acquisition, and simultaneous disposition of certain ownership interests in the Las Vegas Golf Center, LLC, a Delaware limited liability company (the "LLC"), which owns a golf practice facility located in Las Vegas, Nevada (the "Center"). The Center is situated on approximately 42 acres of land leased from Clark County, Nevada, located on the corner of Tropicana and Paradise Roads, directly across the street from the McCarran International Airport, and approximately one-half mile from Las Vegas Boulevard (the "Strip"). Twenty-five acres shall be used for a golf driving range and instruction center, 10,000 sq. ft. putting green, sand bunkers and chipping area, and a 6,500 sq. ft. clubhouse containing a snack bar area, golf school administration, and a VIP lounge and locker and meeting area for the UNLV Rebel golf team.

The Company acquired a 21.5% interest in the LLC from individuals not affiliated with the Company for an aggregate purchase price of $400,000 cash consideration and 323,289 shares of the Company's Common Stock, payable to sellers as follows:

      Cash Consideration      $ 20,000 payable on or before December 15, 1996
                              $180,000 payable on or before January 15, 1997
                              $200,000 payable on or before January 15, 1998

      Common Stock             161,645 shares due on or before January 15, 1997
                               161,644 shares due on or before January 15, 1998

In addition to the 21.5% interest described above, the Company also acquired a 48.5% interest in the LLC from individuals not affiliated with the Company for an aggregate purchase price of $1,532,050 cash consideration and 369,547 shares of the Company's Common Stock. The Common Stock was issued on February 14, 1997.

All of the shares issued or payable in connection with these transactions are restricted securities, as defined in Rule 144 promulgated under the Securities Act of 1933, as amended. The Company has granted the sellers of the interests the right to demand registration of their Common Stock on a Form S-3 registration statement or similar Form at any time after May 1, 1997. The Company has agreed to use its best efforts to cause such a registration statement to become effective as soon as practicable thereafter. The sellers of the 21.5% interest and 48.5% interest have agreed, pursuant to shareholder agreements, to vote their Common Stock for the slate of directors proposed by management of the Company through December 31, 1998 (in case of the 21.5% interest) or the first to occur of (i) June 30, 1999, or (ii) the date on which Stanton V. Abrams ceases to serve as the President and Chief Executive Officer of the Company (in the case of the 48.5% interest).

Immediately after the acquisition of the 48.5% interest, the Company sold a 48.5% interest to Paul Fireman ("Fireman"), an individual investor who beneficially owns 205,000 shares of the outstanding Common Stock of the Company as of March 11, 1997, for cash consideration of $2,167,953. The Company also received a $200,000 consulting fee from Fireman for certain services rendered in connection with structuring and implementing the transaction, as well as for arranging certain financing for the LLC. A substantial amount of the cash received from Fireman financed a significant portion of the total cash consideration paid by the Company in connection with the Company's acquisition of its interest in the LLC.

In consideration of 50,000 shares of unregistered Common Stock of the Company issued to Fireman, the Company received an option to buy back from Fireman a 13.5% interest in the LLC (the "Option"). If the Company exercises the Option on or before December 31, 1997, the price for a 13.5% LLC interest shall be $900,000. If the Company exercises the Option after December 31, 1997 but on or before December 31, 1998, the price for a 13.5% LLC interest shall be $1,075,000. If the Company exercises the Option after December 31, 1998 but on or before December 31, 1999, the purchase price for a 13.5% LLC interest shall be $1,350,000.

The Company has been designated the Managing Member of the LLC, and shall be responsible for the day-to-day man-


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agement, marketing, and operation of the Center. The Company shall receive a management fee equal to 5% of gross revenues generated by the LLC, and shall be reimbursed for certain accounting and out-of-pocket expenses. On May 6, 1997 the Board of County Commissioners for Clark County gave permission for negotiations to commence with the LLC for expanding our land lease with the County. Current plans for the expansion land call for an 18-hole, par-three golf course along Tropicana Avenue, adjoining the Golf Center to the west. Negotiations have commenced.

BRAD FAXON GOLF CENTER - CRANSTON, RHODE ISLAND

The Company is presently finalizing the terms of its anticipated participation in a partnership with PGA TOUR pro Brad Faxon, and other investors, in the development and operation of a family golf and recreation center in Cranston, Rhode Island. The proposed complex will encompass 56 acres, the first phase of which will include a 52-tee driving range, putting green, and 18 hole miniature golf course. The Company has also agreed to construct two Little League baseball fields on the site, to be donated to the City of Cranston. Subsequent development phases are expected to include a second 18 hole miniature golf course, batting cages, and a domed practice arena. After several public hearings on the proposed project, on March 24, 1997 the Cranston City Council voted 9-0 to approve the project. Construction is expected to commence during 1997. The Company hopes to operate several Brad Faxon Golf Centers in partnership with Brad Faxon in Rhode Island, Massachusetts and Connecticut.

Recently the Company entered into a joint venture agreement with Public Country Clubs, Inc. for the development, ownership, and operation of several golf practice centers around the greater Washington, D.C. and Baltimore metropolitan area. Some of the golf centers will include 9 or 18-hole, par-three or executive golf courses.


BUSINESS STRATEGY --------------------------------------------------------------


The Company's business strategy is (i) to expand its asset base and grow revenues by developing or acquiring golf practice facilities in or around metropolitan areas where golfing demographics are strong and there exists an under-supply of quality run golf practice facilities; (ii) developing new or partially completed golf courses at locations, and in geographic regions of the country, such as Las Vegas, the Southwest, and the mid-Atlantic regions, where demographic and competitive analyses indicate a substantial demand for more tee times; (iii) seeking out golf course management opportunities on a limited and select basis in regions of the country where the Company already has a presence such as the West, Southwest, and Northeast, or in specific situations where the Company has an equity interest in the golf course; (iv) using the contacts and resources of its management team to engage popular touring golf professionals in the marketing and promotion of the Company's courses and golf practice facilities; and (v) employing the Company's operational strategies and policies which include professional staffing, attention to service, aggressive marketing, tee time management, cost/cash controls, and implementation of effective capital improvements that can generate a meaningful return on the invested capital. The Company believes that the development of its flagship golf course in Las Vegas, Nevada, "The Badlands Golf Club," and the recent acquisition and development of its flagship golf practice facility, "The Las Vegas International Golf Center", will enable it to showcase its development, marketing, and management capabilities to investors, lenders and referral sources of new opportunities.

Management believes that its contacts within the golf industry will provide the Company with extensive information about acquisition and development opportunities in both the golf course and golf practice facility area. The Company intends to draw upon touring professionals, real estate brokers and developers, golf course vendors, and golf course lenders, among others, to provide it with information about potential acquisition, development, and management opportunities.

The Company will target for acquisition or lease existing golf course facilities which are well-located, public (daily fee), semi-private, resort or private courses in communities which offer a substantial base of tourists and/or residents to draw upon. Management will conduct or commission demographic and competitive analyses of target markets and consider such factors as the number and proximity of other courses or golf practice facilities in the market, and fees charged at nearby golf courses, or ancillary services and amenities offered at other practice facilities; the potential for population growth in the market, acquisition price, and the projected effect of the Company's business and marketing strategies on the target course or practice facility. The Company will also evaluate operating inefficiencies which can be improved and the potential for capital improvements which may enhance golf course quality and increase revenues. The Company will also evaluate the potential for new competition from additional golf practice facilities being developed in areas where the Company proposes to acquire or develop a golf practice facility.


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

In addition to these general criteria, for golf course projects, the Company will evaluate other specific factors which will vary depending upon whether the golf course is a daily fee, resort or private course. At a daily fee course, the Company will review potential marketing options and consider how the number of rounds played might be increased, what fees can be charged and how increases might be restricted, the length of any proposed lease and the potential relationship with a landlord, particularly where a municipality is involved. At a private country club, the Company will analyze the membership profile, how membership and dues might be increased, potential relations with members, whether the members currently have equity ownership, and the extent of any deferred maintenance costs. In examining geographic markets where the Company's management has limited experience or knowledge, the Company expects to commission market feasibility studies to assist in determining the desirability of a particular site.

After the desirability of a particular acquisition or development opportunity has been determined, the Company will proceed with structuring the transaction. The Company intends to structure each to maximize the long-term cash flow potential of the facility. Traditional purchase money mortgages, seller carry backs, long term leases, joint ventures and equity offerings are some of the financing methods the Company may employ.


GOLF COURSE OPERATIONS ---------------------------------------------------------


The operating policies and practices of the Company's golf courses will be managed, and be subject to continued reevaluation by, the Company's executive officers.

Day to day operations at each course will be overseen by a general manager who will be hired for each of the Company's courses. General managers will have responsibility for golf course operations, including the practice facilities, pro shop, and food and beverage and banquet facilities. In addition, general managers will work with superintendents who will have responsibility for the quality of turf conditions and the maintenance of the course. The Company will also engage golf professionals and assistants at each of its courses.


GOLF PRACTICE FACILITY OPERATIONS ----------------------------------------------


The operating policies and practices of the Company's golf practice centers will be managed, and be subject to continued reevaluation by the Company's executive officers. Day to day operations at each golf practice center will be overseen by a general manager who will be hired for each of the Company's facilities. General managers will have responsibility for golf range operations, including the pro shop and food and beverage facilities. The Company will also engage golf professionals and assistants at each of its facilities to oversee golf school operations.


MARKETING ----------------------------------------------------------------------


The Company plans to design, develop, market, and operate its golf courses in a manner that will offer challenging, affordable play to middle and upper income, average ability players. The Company will strive to provide the daily fee golfer with the service a golfer expects to receive at a private course. The Company plans to design, develop, market, and operate its golf practice centers in a manner that will offer a state-of-the-art golf practice facility suitable for golfers of all abilities and interest, and include at some of its facilities, short game areas, putting greens, grass tees, and individual and group lesson programs with video analysis available. In addition, at some of its golf practice centers, the Company may also develop and offer other family entertainment amenities such as miniature golf, batting cages, food and beverage facilities, and go-cart tracks. Each of the Company's golf practice centers will also have a fully stocked retail golf pro shop. Some golf practice centers may include a 9 or 18 hole par 3, or executive golf course, depending on the size of the available land parcel and local market characteristics.


MARKET INFORMATION -------------------------------------------------------------


The Company's Common Stock has been traded on the Boston Stock Exchange ("BSE") under the symbol SEN and on the National Association of Securities Dealers Automated Quotation System Small-Cap Market (the "NASDAQ Small-Cap


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Market") under the symbol SRTR since November 16, 1994. Prior to that time, there was no public market for the Company's Common Stock. The table below presents the range of high and low closing prices for the Company's Common Stock by quarter since November 16, 1994 (the date of the Company's initial public offering) through December 31, 1996:

         1994                                                   High      Low
         ----                                                  -------  -------

         Fourth Quarter (Beginning Nov. 16, 1994)............. $5.00    $2.25

         1995
         ----

         First Quarter........................................ $3.25    $1.8125
         Second Quarter....................................... $4.50    $2.00
         Third Quarter........................................ $5.50    $3.75
         Fourth Quarter....................................... $5.125   $3.00

         1996
         ----

         First Quarter........................................ $3.75    $3.00
         Second Quarter....................................... $4.6875  $3.125
         Third Quarter........................................ $3.75    $2.375
         Fourth Quarter....................................... $2.75    $1.9375


DIVIDENDS ----------------------------------------------------------------------


The Company has paid no cash dividends since its inception on April 6, 1994. The Company currently intends to retain future earnings, if any, to invest in new development and acquisition opportunities and, therefore, does not anticipate paying any cash dividends for the foreseeable future. Any future payment of dividends will be determined by the Company's Board of Directors and will depend on the Company's financial condition, results of operations and other factors deemed relevant by its Board of Directors.


ISSUANCE OF COMMON STOCK -------------------------------------------------------


During the year ended December 31, 1996, the Company issued or agreed to issue a total of 767,836 shares of Common Stock without registration under the Securities Act of 1933, as amended. All of such shares are "restricted securities" as defined in Rule 144 under the Securities Act. Of these shares, 742,836 were issued in connection with the Company's acquisition of its interest in The Las Vegas Golf Center, LLC, and 25,000 were issued under an agreement for design services being rendered at the Badlands.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS


RISK FACTORS AND CAUTIONARY STATEMENTS------------------------------------------


This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results and events could differ materially from those projected, anticipated, or implicit, in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this report.

The industry in which the Company competes is highly competitive and capital intensive. The Company's future growth and profitability will be dependent upon future developments and / or acquisitions of additional golf courses and golf prac-tice facilities. The number of attractive and profitable acquisition and development opportunities may be limited and the Company may have to compete with other potential buyers whose financial and human resources may be substantially larger than those of the Company. There can be no assurance that the Company will be successful in developing or acquiring any particular project or that any projects acquired or developed by the Company will be profitable. Additionally, the Company will be dependent upon third-party funding in the form of equity and/or debt to finance its development and acquisition of future golf courses and golf practice facilities. Until funding is obtained for new golf courses and golf practice facilities, the Company may be unable to proceed with those projects.

In addition to competing with the Company at the acquisition and development stage, competitors could also acquire and/or develop golf courses and/or golf practice facilities in the same market as a Company facility, and put the Company at a competitive disadvantage with respect to pricing and costs of operation. The Company's future revenue may also be significantly dependent on industry factors which are beyond its control such as the availability of discretionary income for golf, a sustained level of popularity for golf, and shifting consumer preferences.


LIQUIDITY AND CAPITAL RESOURCES ------------------------------------------------


The Company believes that is has sufficient cash, bank and leasing lines of credit, and committed construction financing to meet its current operating needs, and fund the development of an additional nine holes at The Badlands.

At December 31, 1996, the Company had $1,585,611 in cash and cash equivalents.

On November 15, 1996, The Badlands Golf Club, Inc., a wholly owned corporate subsidiary of the Company, entered into a loan agreement with NationsCredit, a NationsBank company, for a construction and permanent loan in the amount of $5,000,000. At closing, the loan provided the Company with $4,000,000 to fund the costs of construction of an additional nine holes at the Badlands.

The loan has a fixed rate of interest of 10.95% and is being amortized over twenty years. The loan has a maturity date of December 1, 2001, however the Company has the option to extend the loan term for an additional five year term upon payment of a .5% extension fee, and provided that no event of default exists; and that during the 12 months immediately preceding the extension request; (i) there has not occurred a reduction of more than 20% in net cash flow or a reduction in gross revenues of more than 30% from Badlands operations; and (ii) the debt service coverage ratio for the Badlands is equal to or greater than 1.40:1 all as detailed in the loan agreement.

In addition to the $4,000,000 made available at closing, the loan provides for the availability to the Company of an additional $1,000,000 in "Earnout Advances". The earnout funds will be made available to the Company over a period of thirty (30) months following the loan closing so long as certain operating results are achieved at the Badlands, including minimum debt service coverage ratios, and other revenue and cash flow criteria all as detailed in the loan agreement.

It is the Company's practice to lease golf carts, turf maintenance equipment, and other golf equipment at its owned golf facilities. The Compan is leasing substantially all of its turf maintenance equipment and certain other furniture, fixtures and equipment at The Badlands Golf Club under leasing lines of credit from the Golf Capital Division of American Equipment Leasing Company. As of December 31, 1996 the Company had $544,822 outstanding under these leasing lines of credit. The Company has leased its golf cart fleet at the Badlands from Club Car of Augusta, Georgia under an operating lease. See Note 7(a) of the Notes To Consolidated Financial Statements included in this report.


PLAN OF OPERATION --------------------------------------------------------------


The Company's plan of operation for the next twelve months will include the completion of construction of an additional nine holes at the Badlands and ongoing operation of that 27-hole facility; the completion of construction of the planned improvements and amenities at the Las Vegas International Golf Center, and the continuing marketing and management of that facility; the completion of the design and engineering, and the commencement of construction of the proposed golf course at Stonebridge Ranch in McKinney, Texas as more fully described herein; fund raising efforts for debt and equity to finance the proposed McKinney golf course project; the continuing management of New England Country Club in Bellingham, Massachusetts which the Company operates under a management agreement; the completion of the permitting and design process and the commencement of construction of the proposed Brad Faxon Golf Center in Cranston, Rhode

Island; the continuing search for acquisition, lease, and development opportunities of golf courses and golf practice facilities, as well as opportunities to manage existing golf course facilities in regions where the Company already has an established presence, in situations where the Company has an equity position in the project, and in areas in which the Company has identified as exceptional growth opportunities, and the pursuit of interests in the marketing of golf course residential communities.

The Company will seek additional equity and debt sources during the next twelve months to fund the projects discussed herein as well as other potential acquisition and development opportunities that may arise.

Notwithstanding the Company's efforts and plans for growth and new acquisitions and development, except for the properties described herein, as of the date of this report, the Company has no binding or definitive commitments, agreements, or understandings to acquire, lease, or develop any additional golf courses or golf practice facilities or to manage any additional golf course properties; however, additional acquisition, development, lease, or management agreements may be negotiated or entered into at any time.


RESULTS OF OPERATIONS ----------------------------------------------------------


The Company was deemed to be a development stage company as described in Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises, from its inception on April 6, 1994 until the fourth quarter of 1995 when The Badlands Golf Club commenced full operations. Development stage status was appropriate prior to the fourth quarter of 1995 since the Company's operations had generated an insignificant amount of revenue since the date of inception and the Company had devoted most of its activities and efforts to establishing the business, raising capital, financial planning, and employee training.


  YEAR ENDED DECEMBER 31, 1996 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1995


REVENUES for the year ended December 31, 1996 totaled $6,697,425 compared to $2,070,305 for the year ended December 31, 1995, an increase of $4,627,120. The 1996 revenues include $1,935,291 in revenues from Forest Lakes operations, of which $788,946 relate to the sale of all of assets. The Forest Lakes Golf Club in Sarasota, Florida in which the Company acquired a 53.5% partnership interest in January, 1995 was sold in December 1996.

The Badlands Golf Club in Las Vegas, Nevada, in its first full year of operation in 1996, generated revenues of $4,302,370 from just over 51,000 rounds of golf, compared to $603,496 in 1995 revenues. The Badlands Golf Club opened on October 14, 1995, while the Club's 7,500 sq. ft. clubhouse opened in September, 1996. The clubhouse includes a full banquet-sized restaurant, pro shop, and full service lounge with limited gaming.

Corporate revenues in 1996 totaled $414,732 and included management and accounting fees related to the New England Country Club management agreement ($94,032); and consulting and development fees related to the Las Vegas International Golf Center ($312,500). During 1995 corporate revenues totaled $326,833 of which $94,661 related to the New England Country Club management agreement, and $232,171 were nonrecurring revenues generated from operations at the Hidden Hills Golf Club in northern New Jersey. Between July and September 1995 the Company was in possession of the Hidden Hills Golf Club for purposes of conducting due diligence in contemplation of a proposed acquisition. The Company subsequently withdrew its offer to purchase the golf course and vacated the facility.

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES for the year ended December 31, 1996 were $5,752,139 compared to $3,326,932 for the year ended December 31, 1995, an increase of $2,425,207. Badlands operating expenses totaled $3,544,640 during 1996 compared to $772,737 during 1995 when the club was in operation for just 2 1/2 months. Forest Lakes expenses during 1996 totaled $978,660 compared to $1,057,573 during 1995. Forest Lakes was sold by the Company on December 16, 1996.

STPD corporate expenses for the year ended December 31, 1996 totaled $1,228,839 compared to $1,496,622 during 1995, a decrease of $267,784. During 1995, corporate expenses included $233,943 of nonrecurring expenses associated with the operation of the Hidden Hills Golf Club, and $84,011 incurred in connection with a proposed development of a golf course in Rhode Island.

NONCASH COMPENSATION CHARGES AND CREDITS. During the year ended December 31, 1996, the Company recorded a noncash compensation credit of $1,250,000. The adjustment reflected a decrease in the market price of the Company's common stock of $1.125 per share from the closing price on December 31, 1995 ($3.25) compared to the closing price on December 31, 1996 ($2.125). For the year ended December 31, 1996 the Company also recorded a noncash compensation charge of $29,688 relating to stock options granted to an executive officer of the Company during 1996. See Note 5 of Notes to Consolidated Financial Statements.

During 1994 the Company entered into employee stock option agreements with certain key employees under which such employees were granted options to acquire up to 1,111,111 shares of Common Stock of the Company for an exercise price of $1.00 per share. Under the original stock option agreements (the stock option agreements were amended by the Board of Directors in March 1997 as discussed below), the options vest and become exercisable in the following amounts when and if the Company achieved the following benchmarks: (i) the Company had, for the year ending December 31, 1996 earnings before interest, taxes, depreciation, and amortization ("EBITDA") of at least $1,000,000 (50% of the shares subject to the options become immediately exercisable); and (ii) the Company had, for the year ending December 31, 1997, EBITDA of at least $1,500,000 (50% of the shares subject to the options become immediately exercisable).

The calculation by the Company of the $2,500,000 charge recorded in 1995 was based on the market price of the Company's Common Stock on December 31, 1995 ($3.25), minus the exercise price of $1.00 per share, multiplied by the number of shares subject to the options (1,111,111). Under current accounting guidelines, when the EBITDA benchmarks are achieved as called for under the option agreements, the charge or cost to recognize the vesting of the options is calculated by multiplying the number of shares that become exercisable, by the market price of the Company's Common Stock on the "Measurement Date" minus the exercise price of $1.00 per share. The "Measurement Date," in the Company's instance, are the dates on which the benchmarks are achieved, namely December 31, 1996 and 1997. Consequently, under accounting guidelines, the noncash charge is subject to adjustment, up or down, through the date the options vest, based solely on changes in the market price of the Company's Common Stock. The $1,250,000 credit adjustment as of December 31, 1996 was made due a decrease in the market price of the Company's Common Stock during 1996. The stock option accrual at December 31, 1996 of $1,250,000 was calculated based on the market price of the Company's Common Stock on December 31, 1996 ($2.125), minus the exercise price of $1.00 per share, multiplied by the number of shares subject to the options (1,111,111).

At December 31, 1996, 555,555 (representing 50%) of the management stock options issued in 1994 vested, as the Company achieved the financial benchmarks called for under the option agreements for the year ended December 31, 1996. On March 19, 1997 a vote was adopted by the two members of the Company's Compensation Committee, and then ratified by the Board of Directors, to amend the option agreements in order to delete the "Benchmarks" as described in the option agreements and in Note 5(f) of the Notes To Consolidated Financial Statements. The Board voted to accept the option holders' delay of 10% of their vested option shares and to replace the "Benchmarks" with an extended vesting schedule, based on continued employment by the Company. Under the revised vesting schedule, 40% or 444,445 of the options vested as of December 31, 1996, and the remaining 666,666 options will vest at the rate of 222,222 per year on December 31, 1997, 1998, and 1999. This change will result in no further charges against (or credits to) earnings related to the management options. At the time these options are exercised, the proceeds will be credited to the capital accounts.

INTEREST EXPENSE for the year ended December 31, 1996 was $785,607 compared to $380,170 during 1995. During 1996 interest expense related to Forest Lakes totaled $313,022 compared to $347,557 in 1995. Forest Lakes was sold on December 16, 1996.

Interest expense relating to the Badlands totaled $472,568 during 1996 compared to $24,396 in 1995. Badlands interest expense relates to a first mortgage on the Badlands, an obligation incurred in connection with the purchase of water rights, and interest on capital leases relating to furniture, fixtures and equipment, turf maintenance equipment, and other golf equipment utilized at the Badlands. The Company also incurred, and capitalized approximately $128,000 of interest relating to construction of the clubhouse. See Note 4 of Notes to Consolidated Financial Statements.

INTEREST INCOME for the year ended December 31, 1996 was $18,151 compared to $111,388 in 1995, and relates to interest earned on funds invested in U.S. Government agency obligations and U.S. Treasury bills.

--------------------------------------------------------------------------------


                               ARTHUR ANDERSEN LLP





                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1996 AND 1995
                         TOGETHER WITH AUDITOR'S REPORT










                              Senior Tour Players
                              -------------------
                               Development, Inc.


--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Senior Tour Players Development, Inc.:

We have audited the accompanying consolidated balance sheets of Senior Tour Players Development, Inc. (a Nevada corporation) and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senior Tour Players Development, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                             /s/ Arthur Andersen LLP


Boston, Massachusetts
March 12, 1997 (except with respect to
  the matter discussed in Note 5(f) as to
  which the date is March 19, 1997)

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                              CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 1996 AND 1995

                                                       ASSETS

                                                                                     1996                1995



CURRENT ASSETS:
  Cash and cash equivalents                                                     $  1,585,611         $  1,473,384
  Interest and other receivables                                                   1,313,151               97,660
  Inventories                                                                        140,976               79,252
  Prepaid expenses and other current assets                                           59,608               96,221
                                                                                ------------         ------------
         Total current assets                                                      3,099,346            1,746,517
                                                                                ------------         ------------

PROPERTY AND EQUIPMENT:
  Property and equipment, net of accumulated depreciation (Note 1)                10,373,925           11,026,874
  Construction in progress                                                           546,609              682,937
                                                                                ------------         ------------


         Property and equipment, net                                              10,920,534           11.709,811
                                                                                ------------         ------------

RESTRICTED CASH                                                                       20,942               12,565
                                                                                ------------         ------------

WATER RIGHTS (Note 3)                                                              1,051,992            1,051,992
                                                                                ------------         ------------

INVESTMENT IN GOLF FACILITIES                                                      1,029,075                    -
                                                                                ------------         ------------

OTHER ASSETS                                                                         389,956              298,422
                                                                                ------------         ------------

                                                                                $ 16,511,845         $ 14,819,307
                                                                                ============         ============


                                        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                         $  1,032,705         $    879,600
  Current portion of long-term debt                                                1,711,745              293,290
  Current portion of obligation under water rights agreement                          77,915               59,825
  Deferred revenue                                                                   174,928              160,825
                                                                                ------------         ------------

         Total current liabilities                                                 2,997,293            1,393,540
                                                                                ------------         ------------

LONG-TERM LIABILITIES:
  Obligation under water rights agreement                                            869,493              947,408
  Other long-term liabilities                                                        200,000                    -
  Long-term debt                                                                   5,269,705            6,780,656

M1NORITY INTEREST                                                                    349,946                    -

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY:
  Preferred stock, $. 10 par value-
    Authorized--5,000,000 shares
  Common stock, $.001 par value-
    Authorized--l5,000,000 shares
    Issued and outstanding--3,701,169 and 2,933,333 shares
      at December 31, 1996 and 1995, respectively (Note 1(j))                          3,701                2,933
  Additional paid-in capital                                                       8,962,843            7,545,040
  Management stock options                                                         1,250,000            2,500,000
  Deferred compensation                                                              (89,062)                   -
  Accumulated deficit                                                             (3,302,074)          (4,350,270)
                                                                                ------------         ------------

         Total stockholders' equity                                                6,825,408            5,697,703
                                                                                ------------         ------------

                                                                                $ 16,511,845         $ 14,819,307
                                                                                ============         ============


   The accompanying notes are an integral part of these consolidated financial statements.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                                    1996             1995

NET REVENUES                                                                    $ 6,697,425       $ 2,070,305

COSTS AND EXPENSES:

  Operating, general and administrative expenses                                  5,752,139         3,326,932
  Noncash compensation charge (credit)                                           (1,220,312)        2,500,000
                                                                                -----------       -----------

         Operating income (loss)                                                  2,165,598        (3,756,627)

INTEREST INCOME                                                                      18,151           111,388

INTEREST EXPENSE                                                                   (785,607)         (380,169)
                                                                                -----------       -----------
         Income (loss) before minority interest                                   1,398,142        (4,025,408)

MINORITY INTEREST IN PARTNERSHIP'S NET INCOME                                      (349,946)             --
                                                                                -----------       -----------
         Net income (loss)                                                      $ 1,048,196       $(4,025,408)
                                                                                ===========       ===========
Net income (loss) per common and common equivalent share                        $      0.28       $     (1.37)
                                                                                ===========       ===========
Weighted average number of common and common equivalent shares outstanding        3,681,661         2,933,333
                                                                                ===========       ===========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                                                STATEMENTS OF STOCKHOLDERS' EQUITY
                                          FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



                                  PREFERRED STOCK     COMMON STOCK     ADDITIONAL                                         TOTAL
                                  NUMBER  $.10 PAR  NUMBER   $.001 PAR  PAID-IN   MANAGEMENT   DEFERRED   ACCUMULATED  STOCKHOLDERS'
                                OF SHARES   VALUE  OF SHARES   VALUE    CAPITAL     OPTIONS  COMPENSATION   DEFICIT       EQUITY

BALANCE, DECEMBER 31, 1994              -   $ -    2,933,333  $2,933   $7,545,040 $         -  $       -   $  (324,862) $ 7,223,111

  Noncash compensation charge           -     -            -       -            -   2,500,000          -             -    2,500,000

  Net loss                              -     -            -       -            -           -          -    (4,025,408)  (4,025,408)
                                       --   ---    ---------  ------   ---------- -----------  ---------   -----------  -----------

BALANCE, DECEMBER 31, 1995              -     -    2,933,333   2,933    7,545,040   2,500,000          -    (4,350,270)   5,697,703

  Noncash compensation credit           -     -            -       -            -  (1,250,000)         -             -   (1,250,000)

  Deferred compensation related
  to issuance of stock options          -     -            -       -      118,750           -   (118,750)            -            -

  Amortization of deferred
  compensation                          -     -            -       -            -           -     29,688             -       29,688

  Issuance of common stock              -     -      767,836     768    1,299,053           -          -             -    1,299,821

  Net income                            -     -            -       -            -           -          -     1,048,196    1,048,196
                                       --   ---    ---------  ------   ---------- -----------  ---------   -----------  -----------

BALANCE, DECEMBER 31, 1996              -   $ -    3,701,169  $3,701   $8,962,843 $ 1,250,000  $ (89,062)  $(3,302,074) $ 6,825,408
                                       ==   ===    =========  ======   ========== ===========  =========   ===========  ===========



       The accompanying notes are an integral part of these consolidated financial statements.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                                        1996             1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                 $ 1,048,196       $(4,025,408)
  Adjustments to reconcile net income (loss) to net cash used in operating activities-
      Depreciation and amortization                                                     654,500           513,029
      Noncash compensation charge (credit)                                           (1,220,312)        2,500,000
      Gain on sale of Forest Lakes Limited Partnership                                 (788,946)               --
      Minority interest in Parmership's net income                                      349,946                --
      Net proceeds from sale of Forest Lakes Limited Partnership                        499,577                --
      Gain on sale of fixed assets                                                       (6,761)               --
      Changes in assets and liabilities-
        Interest and other receivables                                               (1,215,491)          (60,316)
        Inventories                                                                     (77,724)          (40,737)
        Prepaid expenses and other current assets                                        36,613           (85,775)
        Accounts payable and accrued expenses                                            92,432          (304,527)
        Deferred revenue                                                                153,527             1,241
                                                                                    -----------       -----------

           Net cash used in operating activities                                       (474,443)       (1,502,493)
                                                                                    -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Maturities of short-term investments                                                       --           994,555
  Purchases of property and equipment, net                                           (2,250,507)       (5,758,395)
  Golf course development costs capitalized in construction in progress                (546,609)         (682,937)
  (Increase) decrease in restricted cash                                                 (8,377)        4,993,052
  Increase in other assets                                                              (91,058)         (220,177)
  Proceeds from sale of fixed assets                                                     47,500                --
  Cash paid for partnership interest                                                         --           (61,527)
  Cash paid for interest in the Las Vegas Golf Center, LLC                           (1,639,247)               --
  Proceeds from sale of interest in the Las Vegas Golf Center, LLC                    2,167,993                --
                                                                                    -----------       -----------

           Net cash used in investing activities                                     (2,320,305)         (735,429)
                                                                                    -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                                                        3,221,555         5,614,141
  Repayment of long-term debt                                                          (314,580)       (2,317,380)
                                                                                    -----------       -----------

           Net cash provided by financing activities                                  2,906,975         3,296,761
                                                                                    -----------       -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                               112,227         1,058,839

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                        1,473,384           414,545
                                                                                    -----------       -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                            $ 1,585,611       $ 1,473,384
                                                                                    ===========       ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                   (Continued)

                                                                                         1996         1995
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS:

    Deferred compensation related to issuance of stock options                        $   118,750   $       -
                                                                                      ===========   =========
    Equipment acquired under capital lease                                            $    25,876   $ 489,939
                                                                                      ===========   =========
    Common stock issued for services                                                  $    50,000   $       -
                                                                                      ===========   =========
    Common stock issued for Las Vegas Golf Center, LLC purchase option                $    72,000   $       -
                                                                                      ===========   =========
    In connection with the acquisition of Forest Lakes Limited Partnership in fiscal
    1995 (see Note 2), the following noncash transaction occurred-
    Fair value of assets acquired                                                     $         -   $(252,438)
    Issuance of notes payable                                                                   -     117,213
    Deposit applied                                                                             -      73,698
                                                                                                -   ---------

           Cash paid for partnership interest                                         $         -   $ (61,527)
                                                                                      ===========   =========

    In connection with the sale of Forest Lakes Limited Partnership in fiscal 1996
    (see Note 2), the following noncash transaction occurred-
    Book value of assets sold                                                         $ 3,038,736   $       -
    Payment of Partnership liabilities                                                 (3,328,105)          -
                                                                                      -----------   ---------

           Investment                                                                    (289,369)          -

    Net proceeds from sale of Forest Lakes Limited Partnership                            499,577           -
                                                                                      -----------   ---------
           Gross gain on sale of Forest Lakes Limited Partnership                        (788,946)          -

    Minority interest                                                                     349,946           -
                                                                                      -----------   ---------
           Gain on sale of Forest Lakes Limited Partnership                           $  (439,000)  $       -
                                                                                      ===========   =========


    In connection with the acquisition of the 21.5% and 48.5% interests in the Las
    Vegas Golf Center, LLC in fiscal 1996 (see Note 2), the following noncash transaction occurred-
    Fair value of assets acquired                                                     $(3,197,068)  $       -
    Common stock issued                                                                 1,177,821           -
    Consideration payable                                                                 380,000           -
                                                                                      -----------   ---------

           Cash paid for interest in the Las Vegas Golf Center, LLC                   $(1,639,247)  $       -
                                                                                      ===========   =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid for-
    Interest (net of capitalized interest of $128,971 and $55,409, respectively)      $   738,446   $ 380,169
                                                                                      ===========   =========
    Income taxes                                                                      $       456   $     456
                                                                                      ===========   =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

(1)      OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

         Senior Tour Players Development, Inc. and subsidiary (the Company) was organized as a Nevada corporation on April 6, 1994 for the purposes of developing, acquiring, and managing semiprivate, private and public golf courses and golf practice facilities throughout the United States. The Company also provides golf course management services and marketing services for golf course residential development projects.

         The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, The Badlands Golf Club, Inc. (The Badlands), which was established in 1995, and is located in Las Vegas, Nevada. For the period from January 1995 through December 16, 1996 (the ownership period), the Company owned a majority (53.5%) interest in the Forest Lakes Limited-Partnership (Forest Lakes), which owned and operated a golf course. Accordingly, the financial information presented herein includes the revenue and expense of Forest Lakes during the ownership period, and at December 31, 1995 the consolidated balance sheet includes the assets and liabilities of Forest Lakes. The Company sold its interest in Forest Lakes on December 16, 1996 (Note 2(b)). All significant intercompany transactions and balances have been eliminated in consolidation.

        The accompanying consolidated financial statements reflect the application of certain accounting policies described in this note and elsewhere in the accompanying notes to consolidated financial statements.

         (a)      Management Estimates

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (b)      Concentrations of Risk

                  Statement of Financial Accounting Standards (SFAS) No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk, such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(1)      OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (c)      Cash and Cash Equivalents

                  The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         (d)      Inventories

                  Inventories are stated at the lower of cost or market, and consist of food and beverage, golf equipment, clothing and accessories all sold at retail.

         (e)      Property, Equipment and Depreciation

                  Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Interest costs, during the construction period, on borrowings used to finance construction of facilities are included in the cost of the constructed facilities.


                  Property, equipment and accumulated depreciation consist of the following at December 31, 1996 and 1995:

                                                                                              ESTIMATED
                                                                                               USEFUL
                                                               1996              1995           LIVES

                Land                                       $         -      $   932,335               -
                Land improvements                            7,308,935        8,149,436     15-40 Years
                Buildings                                    2,632,228        1,179,292      31.5 Years
                Golf carts and equipment                       527,175          850,488      3-15 Years
                Furniture, fixtures and equipment              180,461          173,705       5-7 Years
                Office and computer equipment                  114,651           69,515         5 Years
                Leasehold improvements                          12,559                -         3 Years
                                                           -----------      -----------

                                                            10,776,009       11,354,771
                Less-Accumulated depreciation                  402,084          327,897
                                                           -----------      -----------
                                                           $10,373,925      $11,026,874
                                                           ===========      ===========


                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(1)      OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (f)      Construction in Progress

                  At December 31, 1995, construction in progress consisted of costs incurred in connection with the construction of the clubhouse and other structures at The Badlands. Upon completion of the clubhouse and other structures during November 1996, these costs were transferred to property and equipment and are being depreciated over their estimated useful lives, as disclosed in Note 1(e). At December 31, 1996, construction in progress consisted of design, construction, interest and other costs incurred in connection with the construction of an additional nine holes at The Badlands, as well as design, engineering and planning costs incurred in connection with the Company's planned golf course development project in McKinney, Texas. These costs will be depreciated over the estimated useful lives of the assets once the assets are placed in service.

         (g)      Other Assets

                  Other assets consist of the following at December 31, 1996 and 1995:

                                                                                  1996         1995

                  Deferred debt financing costs, net of accumulated
                  amortization of $33,043 and $0, respectively                  $224,036     $165,213
                  Organization costs, net of accumulated amortization of
                  $15,353 and $44,687, respectively                               18,765       61,747
                  Las Vegas Gold Center, LLC purchase option                      72,000            -
                  Forest Lakes management contract, net of accumulated
                  amortization of $45,500                                              -       45,500
                  Other                                                           75,155       25,962
                                                                                --------     --------
                                                                                $389,956     $298,422
                                                                                ========     ========

                  Deferred financing costs consist of costs incurred in connection with the Badlands financing agreements (see Note 3(d)), which are being amortized over the five-year initial term of the loans. Organization costs at December 31, 1996 and 1995, consist of legal and other costs incurred in connection with the organization of the Company. These costs are being amortized using the straight-line method over five years. Organization costs at December 31, 1995 also include legal and other costs incurred in connection with the organization of Forest Lakes. These costs were fully amortized as of December 31, 1996.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(1)  OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (h)  Net Revenues

          Net revenue consists primarily of greens fees, membership dues, golf cart rental fees, golf course management and development fees, food and beverage sales and pro shop merchandise sales. Deferred revenues consist of prepaid membership dues, which are recognized ratably over the term of the membership.

     (i)  Net Income (Loss) Per Common and Common Equivalent Share

          Net income per common and common equivalent share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the year in accordance with the treasury stock method. The weighted average number of common equivalent shares does not include the effect of certain out-of-the-money warrants outstanding as their effect is antidilutive. Net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Common equivalent shares are not included in the calculation of net loss per common share because their effect would be antidilutive.

     (j)  Common Stock

          Shares issued and outstanding at December 31, 1996 include 767,836 shares that will be issued as follows:


                              161,645      February 1997
                              369,547      February 1997
                               25,000      February 1997
                               50,000          June 1997
                              161,644       January 1998
                              -------
                              767,836
                              =======


          These shares have either been paid for or the services related to the issuance of these shares have been performed as of December 31, 1996.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(1)  OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

     (k)  Recently Issued Accounting Standard

          In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. This statement deals with the accounting for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

          This statement requires that long-lived assets, including intangibles, be reviewed for impairment whenever events or changes in circumstances, such as a change in market value, indicates that the assets' carrying mount may not be recoverable. In performing the review for recoverability, if future undiscounted cash flows (without interest charges) from the use and ultimate dispositions of the assets are less than its carrying value, an impairment loss is recognized. Impairment losses are to be measured based on the fair value of the asset.

          The Company's adoption of the statement in 1996 did not have a material impact on the Company's financial statements.

          In March 1997, the FASB issued SFAS No.128, Earnings Per Share, which is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. This statement requires restatement of all prior-period earnings per share data presented. The Company has not yet determined the impact of this statement on the earnings per share data presented.

(2)  ACQUISITIONS AND SALES

     (a)  Purchase of Forest Lakes Partnership Interest

          In January 1995, the Company acquired a combined 53.5% interest in Forest Lakes for $252,438. Forest Lakes owns and operates a semiprivate golfing facility located in Sarasota, Florida. The Company's interest comprised a 34% general partnership interest and a 19.5% limited partnership interest. The general partnership interest was purchased from Senior Tour Players, Inc. (STP), an affiliate of the Company. STP retained a 1% general partnership interest. In addition to the partnership interests, the Company purchased, through assignment, a management contract for the golfing facility from STP for $91,000, which was paid at closing. The Company has capitalized the costs of this contract and amortized these costs over the remaining term of the agreement, which is two years. The Company subsequently sold its interest in Forest Lakes during December 1996, as more fully discussed in Note 2(b).

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(2)  ACQUISITIONS AND SALES (Continued)

     (b)  Sale of Forest Lakes Partnership Interest

          On December 16, 1996, the Company consummated the sale of Forest Lakes. The sale was structured as a sale of substantially all of the assets of Forest Lakes Limited Partnership. The buyer was BST Associates, an Illinois general partnership. The cash purchase price was $4,000,000 paid at closing. Broker commissions and direct costs relating to the sale totaled $172,318 and proceeds allocated to retire Partnership liabilities totaled $3,328,105, resulting in net sale proceeds to the Partnership of $499,577.

          Under the terms of the Forest Lakes Limited Partnership Agreement, the sale of all of the Partnership's property and the conversion of all proceeds into cash requires that the Partnership be dissolved. Accordingly, as General Parmer, the Company is taking steps to dissolve the Partnership and cause a distribution of all available cash proceeds to the partners.

     (c)  Proposed Golf Course Development--McKinney, Texas

          During March 1996, the Company signed a purchase and sale agreement and related documents for the proposed development of an 18-hole championship golf facility located within the Stonebridge Ranch Development in McKinney, Texas, approximately 25 miles north of Dallas.

          Under the terms of the agreement, land will be conveyed to the Company for total consideration of ten dollars ($10.00) and the Company, in turn, shall be responsible for 100% of the costs of the design, development and operation of an 18-hole championship golf course, clubhouse, driving range and maintenance facilities. The Company shall have no direct interest in the residential development, which is planned for the land surrounding the course.

          In connection with the design and promotion of the golf course, the Company intends to utilize the design and marketing services of six Legends of golf to design three holes each and participate in the marketing and promotion of the facility. The Company has entered into agreements with senior pros Sam Snead, Bob Goalby, Chi Chi Rodriguez, Miller Barber and Orville Moody, and regular PGA tour pro Bruce Lietzke to provide promotional services to the project.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(2)  ACQUISITIONS AND SALES (Continued)

     (c)  Proposed Golf Course Development--McKinney, Texas (Continued)

          Contingent on a successful permitting and design process, course construction is anticipated to commence in the early fall of 1997 with a course opening in late 1998. The Company's ability to successfully develop a golf course at Stonebridge Ranch is dependent on a number of factors, including, but not limited to, the ability of the Company to raise the necessary capital to finance the course as well as the requirement to receive all necessary approvals and permits for the construction of the golf course and related facilities. As of December 31, 1996, the Company has capitalized $262,195 related to this development, which is included in construction in process.

     (d)  Purchase and Sale of Investment in Las Vegas Golf Center, LLC

          On December 31, 1996, the Company acquired a 21.5% interest and a 48.5% interest, and subsequently sold the 48.5% interest, in the Las Vegas Golf Center (the Center), a golf practice facility located in Las Vegas, Nevada. The Center is situated on approximately 42 acres of land leased from Clark County, Nevada. The Center is owned by Las Vegas Golf Center, LLC, a Delaware limited liability company (the
          LLC). The Center includes a driving range with approximately 130 tee stations on two tiers, a golf school teaching area and a 6,500 sq. ft. clubhouse. The Center opened for business on January 17, 1997.

          The Company acquired a 21.5% interest in the LLC from unrelated individual shareholders of Golf Centers of America, Inc., a California corporation, for an aggregate purchase price of $400,000 cash consideration, and 323,289 shares of the Company's common stock, $.001 par value per share (STPD Shares), payable as follows:


              Cash Consideration                 $20,000 payable on or before December 15, 1996
                                                 $180,000 payable on or before January 15, 1997
                                                 $200,000 payable on or before January 15, 1998

              STPD Shares                         161,645 shares on or before January 15, 1997
                                                  161,644 shares on or before January 15, 1998

          As of December 31, 1996, the Company has capitalized $1,029,075 related to this investment, which is included in investment in golf facilities on the accompanying balance sheet as of December 31, 1996.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(2)  ACQUISITIONS AND SALES (Continued)

     (d)  Purchase and Sale of Investment in Las Vegas Golf Center, LLC
          (Continued)

          The Company also acquired an additional 48.5% interest in the LLC from unrelated individual shareholders of Selleck Properties, Inc., a California corporation, for an aggregate purchase price of $1,532,050 cash consideration, and 369,547 shares of the Company's common stock, $.001 par value per share. The common stock was issued in February 1997.

          All of the shares issued or payable in connection with these transactions are restricted securities, as defined in Rule 144 promulgated under the Securities Act of 1933, as amended. Because the STPD Shares are restricted, the Company obtained an independent appraisal valuing the STPD Shares at a discount from their traded fair value at the transaction date. The Company has used a 20% discount in recording the value of the STPD Shares issued. The Company has granted the sellers of the interests the right to demand registration of their common stock on a Form S-3 registration statement or similar form at any time after May 1, 1997. The Company has agreed to use its best efforts to cause such a registration statement to become effective as soon as practicable thereafter. The sellers of the 21.5% interest and 48.5% interest have agreed, pursuant to shareholder agreements, to vote their common stock for the slate of directors proposed by management of the Company through December 31, 1998 (in the case of the 21.5% interest) or the first to occur of (i) June 30, 1999, or
          (ii) the date on which Stanton V. Abrams ceases to serve as the President and Chief Executive Officer of the Company (in the case of the 48.5% interest).

          Immediately following the acquisition of the 48.5% interests, the Company sold a 48.5% interest in the LLC to Paul Fireman (Fireman), an individual investor and Company stockholder, for cash consideration of $2,167,953. In addition, the Company received a $200,000 consulting fee from Fireman in consideration of certain services rendered in connection with the structuring and implementation of the transaction, as well as for arranging certain financing for the LLC. This fee has been included in revenue in the accompanying consolidated statement of operations for the year ended December 31, 1996. See Note 8(b)--Related Party Transactions.

          In consideration of 50,000 shares of common stock of the Company, $.001 par value per share, the Company shall have the option to purchase from Fireman a 13.5% interest in the LLC (the Option). If the Company exercises the Option on or before December 31, 1997, the price for a 13.5% LLC interest shall be $900,000. If the Company exercises the Option after December 31, 1997 but on or before December 31, 1998, the price for a 13.5% LLC interest shall be $1,075,000. If the Company exercises the Option after December 31, 1998 but on or before December 31, 1999, the price for a 13.5% LLC interest shall be $1,350,000.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 3l, 1996

                                   (Continued)

(2)  ACQUISITIONS AND SALES (Continued)

     (d)  Purchase and Sale of Investment in Las Vegas Golf Center, LLC
          (Continued)

          The Company has been designated the Managing Member of the LLC, and shall be responsible for the day-to-day management, marketing and operation of the Center. The Company shall receive a management fee equal to 5% of gross revenues generated by the LLC as compensation under the terms of the management agreement, and shall also be reimbursed for certain accounting and out-of-pocket expenses.

(3)  GOLF COURSE DEVELOPMENT COSTS

          The Company is in the initial construction phase of an additional nine holes at The Badlands, an 18-hole facility that was completed in October 1995, and is situated on approximately 186 acres of leased land. The 9-hole addition under construction at December 31, 1996 is situated on 67 acres of leased land abutting The Badlands. In connection with the construction of the additional nine holes and the ongoing operation of the golf course, the Company has entered into the following significant contracts and agreements:

     (a)  Badlands Land Lease Agreement--18 Holes

          The Company leases 186 acres of land in Las Vegas, Nevada, for a term of 50 years, expiring in July 2045. The lease agreement contains four 1 O-year options to extend the term of the lease based on certain terms, as defined. The lease requires minimum rental payments of $240,000 per annum, commencing July 1, 1995, with an increase every three years based on the increase in the Consumer Price Index. The lease also contains a contingent rental clause requiring the Company to pay an amount equal to the amount by which 6% of annual gross receipts, as defined, at The Badlands exceeds the minimum annual rental of $240,000. The lease also requires the Company to pay real estate taxes, assessments, and other charges in connection with the leased land. Base rent expense related to the land lease agreement charged to operations in the year ended December 31, 1996 and 1995 amounted to approximately $240,000 and $120,000, respectively.

     (b)  Badlands Land Lease Agreements--9 Hole Addition

          During June 1996, the Company leased an additional 67 acres abutting The Badlands, which land is being used to develop an additional nine holes. The term of the lease will be coterminous with the existing lease, expiring in July 2045, with four ten-year extension options. The lease requires minimum rental payments of $120,000 per annum, commencing on the earlier of (i) the opening of the additional nine holes to the general public; or (ii) November 1, 1998, with an increase

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(3)  GOLF COURSE DEVELOPMENT COSTS (Continued)

     (b)  Badlands Land Lease Agreements--9 Hole Addition (Continued)


          every three years based on the increase in the Consumer Price Index. Upon commencement of rental payments under this additional lease, total contingent rent under both leases will be equal to the amount by which 6% of annual gross receipts, as defined, at The Badlands exceeds the minimum annual rental of $360,000. The lease also requires the Company to pay real estate taxes, assessments and other charges in connection with the leased property.

          Minimum payments required under The Badlands two land lease agreements are as follows:

                                             18 HOLES        9 HOLES          TOTAL

                Year ended December 31,
                 1997                      $   240,000     $   40,000     $   280,000
                 1998                          240,000        120,000         360,000
                 1999                          240,000        120,000         360,000
                 2000                          240,000        120,000         360,000
                 2001                          240,000        120,000         360,000
                 Thereafter                 10,440,000      5,220,000      15,660,000
                                           -----------     ----------     -----------

                      Total                $11,640,000     $5,740,000     $17,380,000
                                           ===========     ==========     ===========


     (c)  Water Rights Agreement

          The Company has purchased 399 acre-feet of water rights under a water rights agreement (the Agreement) for use at The Badlands. The Agreement requires the Company to pay $13,300 per month commencing on July 1, 1995 and continuing for ten years through July 2005. The obligation under the water rights agreement has been capitalized in the accompanying consolidated balance sheets. The capitalized water rights will not be amortized since the asset has an indefinite and indeterminable life span and is transferable by the Company subject to certain restrictions in the Agreement.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(3)  GOLF COURSE DEVELOPMENT COSTS (Continued)

     (c)  Water Rights Agreement (Continued)

          As of December 31, 1996, future minimum payments under the water rights agreement are as follows:

                  Year ended December 31,
                    1997                                                       $  159,600
                    1998                                                          159,600
                    1999                                                          159,600
                    2000                                                          159,600
                    2001                                                          159,600
                    Thereafter                                                    558,600
                                                                               ----------

                        Total obligation under the water rights agreement       1,356,600

                  Less--Amount representing interest calculated at the
                  Company's incremental borrowing rate                            409,192
                                                                               ----------
                        Present value of minimum payments                         947,408

                  Less--Current obligation                                         77,915
                                                                               ----------
                        Long-term obligation                                   $  869,493
                                                                               ===========

     (d)  Construction and Term Loan Agreements

          In December 1995, the Company entered into a $6,700,000 loan agreement (the loan) with NationsCredit. At the closing, the loan provided the Company with $3,384,000, which was used to (i) pay off the then outstanding Badlands construction loan; (ii) return approximately $1,200,000 in cash to the Company; and (iii) provide $1,616,000 to complete construction of The Badlands clubhouse and other structures. In November 1996, the loan was modified to run concurrently with the construction loan discussed below. Under the modification agreement, the lender has capped the borrowings at approximately $5,000,000. The loan is subject to a 20-year amortization, which began on December l, 1996 and has a fixed interest rate of 10.78%.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)


(3)  GOLF COURSE DEVELOPMENT COSTS (Continued)


     (d)  Construction and Term Loan Agreements (Continued)

          In November 1996, the Company entered into a $5,000,000 construction and permanent loan agreement (the construction loan) with NationsCredit for development of an additional nine holes at The Badlands. The construction loan provided for up to $4,000,000 for construction and other indirect costs associated with the development of the additional nine holes at The Badlands, and also provides for the availability of up to $1,000,000 in "Earnout Advances." The earnout funds will be made available to the Company over a period of thirty months following the loan closing so long as certain operating results at The Badlands are achieved, including minimum debt service coverage ratios, and other revenue and cash flow criteria, as defined in the loan agreement. The construction loan is subject to a 20-year amortization, which began on December 1, 1996 and has a fixed interest rate of 10.95%.

          The loan term for each of the NationsCredit loans is five years with the remaining principal due at maturity on December 1, 2001; however, the Company may extend the term of each loan for an additional five years upon payment of an extension fee of .5% of the outstanding balance due and assuming the Company meets certain terms and conditions as defined in the agreements. Borrowings are collateralized by a Deed of Trust and a security interest in substantially all assets of The Badlands. Each loan is cross-collateralized and cross-defaulted with the other.

(4)  LONG-TERM DEBT


     Long-term debt consists of the following at December 31, 1996 and 1995:

          Mortgage note payable to NationsCredit, secured by The Badlands
          (see Note 3(d)), interest is at 10.78%, with principal and interest of approximately $46,400 due monthly, with the balance due at
          maturity on December 1, 2001                                            $4,807,188        $3,384,000

          Construction note payable to NationsCredit, secured by The Badlands
          (see Note 3(d)), interest is at 10.95%, with principal and interest of approximately $48,250 due monthly, with the balance due at
          maturity on December 1, 2001                                               205,364                 -

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)


(4)     LONG-TERM DEBT (Continued)
                                                                                       1996             1995
         Mortgage note payable to Textron Financial, secured by the golf course at Forest Lakes, interest is at the prime rate (8.5% at
         December 31, 1995) plus 2%, principal and interest of approximately
         $21,000 due monthly, this note was repaid in 1996 in connection
          with the sale of Forest Lakes                                             $     --            $2,015,891

         Mortgage note payable to sellers of the clubhouse at Forest Lakes, interest only payable monthly at 9.25%, this note was
         repaid in 1996 in connection with the sale of Forest Lakes                       --             1,000,000

         Capital lease obligation for tuff maintenance and other equipment, principal and interest payments of approximately $12,660 due monthly, final maturity date of September 30, 1999
                                                                                     356,729               461,027

         Capital lease obligation for furniture, fixtures and other equipment, principal and interest payments of approximately
         $3,995 due monthly, final maturity date of January 1, 2002                  188,093                    --

         Capital lease obligation for telephone equipment, principal and interest payments of approximately $595 due monthly,
         final maturity date of September 11, 2001                                    24,318                    --

         Unsecured notes payable, due to sellers of partnership
         interests in Forest Lakes Limited Partnership, interest due at
         maturity at 7% on January 5, 1996                                                --                72,664

         Collateralized note payable, due October 15, 1998, with monthly principal and interest payments of $1,654, interest at the prime rate plus 2.75%. This note was repaid in 1996 in connection with the sale
         of Forest Lakes                                                                  --                46,772

         Unsecured revolving line of credit, payable on demand with interest at the prime rate plus 2.0%. This line was terminated
         in 1996                                                                          --                25,000

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)


(4)     LONG-TERM DEBT (Continued)
                                                                                        1996             1995
           Unsecured line of credit, payable on demand with interest at
           the prime rate (8.25% at December 31, 1996) plus 1.5%                    $1,399,758          $       --

           Note payable to a bank, due February 3, 2000, with monthly principal payments of $1,000 together with interest at the prime rate plus
           2.0%. This note was repaid in 1996 in connection with the sale
           of Forest Lakes                                                                  --              50,000

           Various collateralized notes payable to a bank with monthly principal and interest payments of $904, with interest rates ranging from 9.0%
           to 9.25% and maturity dates from July 1997 to September 1998. This
           note was repaid in 1996 in connection with the sale of Forest Lakes              --              18,592
                                                                                    ----------          ----------

                                                                                     6,981,450           7,073,946
           Less--Current portion                                                     1,711,745             293,290
                                                                                    ----------          ----------
                    Total long-term debt                                            $5,269,705          $6,780,656
                                                                                    ==========          ==========


        Future maturities of long-term debt as of December 31, 1996 are as follows:

                                                                 NOTES             CAPITAL
                                                                PAYABLE            LEASES             TOTAL

                    1997                                     $ 1,562,041         $ 149,704       $ 1,711,745
                    1998                                         179,277           168,771           348,048
                    1999                                         128,304           150,571           278,875
                    2000                                         107,243            46,638           153,881
                    2001                                       4,435,445            49,494         4,484,939
                    Thereafter                                         -             3,962             3,962
                                                             -----------         ---------       -----------

                                Total                        $ 6,412,310         $ 569,140       $ 6,981,450
                                                             ===========         =========       ===========

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOtES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(5) STOCKHOLDERS' EQUITY

    (a) Common Stock

        In November 1994, the Company sold 1,600,000 shares of common stock and warrants at a price of $5.00 per common share and $. 10 per warrant through an initial public offering. Each warrant entitles the holder to purchase one share of the Company's common stock at an exercise price of $5.50, subject to adjustment, at any time until November 16, 1999, at which time the warrants expire. The warrants are subject to redemption by the Company at a redemption price of $5.10 per warrant on 30 days' written notice, provided the average of the closing bid prices of the common stock of the Company equals or exceeds $8.00 for 20 consecutive trading days preceding the notice of redemption.

        During 1996, the Company issued 742,836 shares of common stock in connection with the purchase and sale of investment in the Las Vegas Golf Center, LLC discussed in Note 2(d). In addition, the Company issued 25,000 shares to Johnny Miller Design, Ltd. for design services rendered at The Badlands.

    (b) Underwriter's Warrants

        In connection with the Company's initial public offering in November

        1994, the Company issued 160,000 warrants to the underwriter (the Underwriter's Warrants). Each Underwriter's Warrant entitles the Underwriter to purchase one share of common stock for $7.25 and one warrant for $.15.

    (c) Overallotment Option

        In addition to the Underwriter's Warrants, the Company granted an overallotment option (the Option) to the Underwriter. The Option entitled the Underwriter to purchase additional shares of common stock and/or additional warrants at the public offering price less the underwriting discounts and commissions, as defined. In December 1994, the Underwriter exercised its option and purchased 153,200 warrants for $13,351 net of discounts and commissions.

    (d) Preferred Stock

        The Company is authorized to issue 5,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(5) STOCKHOLDERS' EQUITY (Continued)

    (e) Stock Option Plans

        On June 20, 1994, the Company adopted the 1994 Employee Stock Option Plan (the Employee Plan) that provides for the granting of nonqualified and incentive stock options, as defined by the Internal Revenue Code, to key employees at prices determined by the Compensation Committee of the Board of Directors. Under the Employee Plan, options for a maximum of 350,000 shares of common stock may be granted over a period not to exceed ten years. At December 31, 1996, 195,000 options have been granted under this plan. For options granted under the Employee Plan, 95,000 options had an exercise price of $2.1875 per share, the fair market value on the date of grant and vest in five annual equal installments beginning in December 1997. The terms of the other 100,000 options issued under the Employee Plan are detailed in Note 5(g).

        On November 10, 1996, the Board of Directors of the Company adopted, subject to shareholder approval, the 1996 Non-Employee Director Stock Option Plan (the Nonemployee Plan). Under the Nonemployee Plan, options for a maximum of 200,000 shares of common stock may be granted. On December 11, 1996, the Compensation Committee granted, subject to shareholder approval, stock options for the purchase of 40,000 shares of common stock to four members of the Board of Directors under the Nonemployee Plan. The options were granted with an exercise price of $2.1875 per share, the fair market value on the date of grant and vested immediately.

    (f) Stock Option Agreements--Management Options

        Effective June 20, 1994, the Company entered into employee stock option agreements with certain officers and key employees granting them options to acquire up to 1,111,111 shares of the Company's common stock for an exercise price of $1.00 per share. Under these agreements, each employee's options vest and become exercisable based on the Company achieving certain financial benchmarks, as defined. The options must be exercised by December 31, 2004.

        During the fourth quarter of 1995, in accordance with Accounting Principles Board (APB) Opinion No.25, Accounting for Stock Issued to Employees, the Company recorded a noncash compensation charge for $2,500,000 based on its estimate of the value related to the probable future vesting of stock options granted to these individuals. The noncash compensation charge at December 31, 1995 was calculated based on the market price of the Company's common stock on December 31, 1995 ($3.25), less the exercise price of $1.00 per share, multiplied by the number of shares subject to the options (1,111,111).

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(5) STOCKHOLDERS' EQUITY (Continued)

    (f) Stock Option Agreements--Management Options (Continued)

        During the year ended December 31, 1996, the Company recorded a noncash compensation credit of $1,250,000. The adjustment reflected a decrease in the market price of the Company's common stock of $1.125 per share from the closing price on December 31, 1995 ($3.25) compared to the closing price on December 31, 1996 ($2.125).

        At December 31, 1996, the Company's balance sheet reflected an accrual of $1,250,000 included in stockholders' equity relating to the management options. The $1,250,000 balance at December 31, 1996 was calculated based on the market price of the Company's common stock on December 31, 1996 ($2.125), less the exercise price of $1.00 per share, multiplied by the number of shares subject to the options (1,111,111).

        At December 31, 1996, 555,555 (representing 50%) of the management stock options issued in 1994 vested, as the Company achieved the financial benchmarks called for under the option agreements for the year ended December 31, 1996. On March 19, 1997, a vote was adopted by the Company's Compensation Committee, and then ratified by the Board of Directors, to amend the option agreements in order to delete the "Benchmarks" as described in the option agreements and in Note 5(f). The Board voted to accept the optionholders' delay of 10% of their vested option shares and to replace the "Benchmarks" with an extended vesting schedule, based on continued employment by the Company. Under the revised vesting schedule, 40% or 444,445 of the options vested as of December 31, 1996, and the remaining 666,666 options will vest pro rata on December 31, 1997, 1998 and 1999. This change will result in no further charges or credits against earnings related to the management options. At the time these options are exercised, the proceeds will be credited to the capital accounts.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(5) STOCKHOLDERS' EQUITY (Continued)

    (f) Stock Option Agreements--Management Options (Continued)

        The following is a summary of all stock option activity during the two years ended December 31, 1996:

                                                                                      WEIGHTED
                                                                                      AVERAGE
                                                  NUMBER            OPTION            OPTION
                                                 OF SHARES           PRICE             PRICE

    Outstanding, December 31, 1995 and
    1994                                          1,111,111            $1.00          $ 1.00
         Granted                                    235,000          1.00-2.19          1.68
         Exercised                                        -                -               -
         Terminated                                       -                -               -
                                                  ---------        -----------        ------

            Outstanding, December 31, 1996        1,346,111        $ 1.00-2.19        $ 1.12
                                                  =========        ===========        ======


            Exercisable, December 31, 1996          498,731        $   1.00           $ 1.10
                                                  =========        ===========        ======

     In October 1995, the FASB issued SFAS No.123, Accounting for Stock-Based Compensation, which requires the measurement of the fair value of stock options or warrants to be included in the statement of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No.25 and elect the disclosure only alternative under SFAS No.123 for options granted in 1996 using the Black-Scholes option pricing model prescribed by SFAS No.123. Based on the use of the Black-Scholes option pricing model, options granted in 1996 with an exercise price of $1.00 had a fair value of $1.76 and options granted in 1996 with an exercise price of $2.1875 had a fair value of $1.49. The weighted average assumptions are as follows:

                                                                 1996

                       Risk-free interest rate                    6.2%
                       Expected dividend yield                      -
                       Expected lives                           7 Years
                       Expected volatility                       63.5%

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 3l, 1996

                                   (Continued)

(5) STOCKHOLDERS' EQUITY (Continued)

    (f) Stock Option Agreements--Management Options (Continued)

        Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts:

                                                                     1996

                Net income              As reported               $ 1,048,196
                                        Pro forma                     974,284

                Net income per share    As reported               $       .28
                                        Pro forma                         .26

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January l, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

    (g) Deferred Compensation

        Effective December 11, 1996, the Company granted stock options to an officer of the Company granting options to acquire up to 100,000 shares of the Company's common stock for an exercise price of $1.00 per share. Under the stock option agreement, the options vest pro rata over seven years beginning March 5, 1995.

        At December 31, 1996, the Company recorded a charge to deferred compensation and a corresponding credit to additional paid-in capital in the amount of $118,750, which represents the difference between the market price of the Company's common stock on December 11, 1996, the date of the option grant ($2.1875) and the exercise price of $1.00 per share, multiplied by the number of shares subject to the option (100,000). For the year ended December 31, 1996, the Company recorded a noncash compensation charge of $29,688 with a corresponding reduction of deferred compensation to reflect the pro rata recognition of expense for the 21-month period beginning March 1995 and ending December 31, 1996.

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1996

                                   (Continued)

(6) INCOME TAXES

    At December 31, 1996, the Company had a net operating loss carryforward available for federal tax purposes of approximately $1,347,000 with expiration dates beginning in 2009.

    The deferred tax asset consists of the following components at December 31, 1996 and 1995:

                                                              1996           1995

            Net operating loss carryforwards               $ 458,000      $ 490,000
            Timing differences                               250,000         69,000
                                                           ---------      ---------
                                                             708,000        559,000

            Valuation allowance                             (708,000)      (559,000)
                                                           ---------      ---------
                                                           $       -      $       -
                                                           =========      =========

    A full valuation allowance has been provided due to the uncertainty surrounding the realization of the deferred tax asset.

(7) COMMITMENTS AND CONTINGENCIES

    The Company has entered into various leases for office space, office and golf equipment, golf carts and telephone systems all under noncancelable operating leases that expire at various dates through September 2001. Rent expense under these leases was approximately $472,000 and $117,000 in 1996 and 1995, respectively. Approximate future minimum lease payments for all operating leases as of December 31, 1996 are as follows:

              1997                        $ 178,000
              1998                          136,000
              1999                          125,000
              2000                           74,000
              2001                           48,000
                                          ---------

                     Total                $ 561,000
                                          =========

                    SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              DECEMBER 31, 1996

                                 (CONTINUED)

(8) RELATED PARTY TRANSACTIONS

    (a) Golftown Driving Range

        During July 1996, the Company entered into an agreement with Golftown, Inc. (Golftown), a Massachusetts corporation, which is the owner and operator of a driving range facility (the Facility) in Saugus, Massachusetts. The Company has agreed to guaranty a loan in an amount of $295,000 made to Golftown, in exchange for a 25% equity interest in Golftown. Under the terms of the agreement with Golftown and its lender, the Company has the opportunity to cure any default under the loan, and in the event of a default, the Company may assume day-to-day management of the Facility and receive a management fee for such services in addition to its 25% interest in Facility profits. In addition, the Company has entered into an agreement for a pledge of voting rights to a majority of the voting interest of Golftown, which pledge becomes effective in the event of a default under the loan being guaranteed by the Company. The President and majority stockholder of Golftown, Inc. is Jeffrey Abrams, the son of Stanton V. Abrams, the President and Chairman of the Board of Directors of Senior Tour Players Development, Inc. The driving range opened to the general public during August 1996. As of December 31, 1996, the Company had written its investment down to zero to reflect the Company's portion of the loss incurred by Golftown.

    (b) Las Vegas Golf Center, LLC

        During December 1996, the Company acquired, and simultaneously sold, 48.5% interest in the Las Vegas Golf Center, LLC (LLC) to Paul Fireman, a significant shareholder of the Company, who owned 205,000 shares of the outstanding common stock of the Company at December 31, 1996. In consideration of 50,000 shares of the common stock of the Company payable to Mr. Fireman, the Company retained an option to repurchase up to a maximum 13.5% interest in the LLC (see Note 2(d)). In addition, the Company entered into a consulting agreement with Mr. Fireman for services rendered in connection with the structuring and implementation of the transaction, as well as for arranging certain financing for the LLC. Included in net revenues of the Company for 1996 is $200,000 related to this consulting agreement.

                                                                    EXHIBIT 11.1

                      SENIOR TOUR PLAYERS DEVELOPMENT, INC.
                                 AND SUBSIDIARY

                        COMPUTATION OF PER SHARE EARNINGS

                                                                                 YEAR ENDED
                                                                        DECEMBER 31,      DECEMBER 31,
                                                                            1996             1995

Weighted average number of shares outstanding:
  Common stock                                                            2,937,834         2,933,333
  Common equivalent shares resulting from stock options issued
      (treasury stock method)                                               743,827                 -
                                                                        -----------      ------------

         Total                                                            3,681,661         2,933,333
                                                                        ===========      ============
Net income (loss)                                                       $ 1,048,196      $ (4,025,488)
                                                                        ===========      ============
Net income (loss) per common and common equivalent share                $       .28      $      (1.37)
                                                                        ===========      ============

                               Senior Tour Players
                               -------------------
                                Development, Inc.



















--------------------------------------------------------------------------------
                     SENIOR TOUR PLAYERS DEVELOPMENT, INC.

PLANNING
--------
[GOLF GREEN GRAPHICS AND BACKGROUND PHOTO]



                                                                        The Badlands Golf Club now offers "Heligolf" through
                                                                        Sundance Helicopters, enabling golfers to experience the
                                                                        excitement of Las Vegas, scenic views of the Red Rock
CORPORATE PROFILE                                                       Canyon and a true desert golf experience
                                                           -----------------------------------------------------------------------

EXECUTIVE OFFICERS AND                                          TRANSFER AGENT & REGISTRAR
BOARD OF DIRECTORS
                                                                        AMERICAN STOCK TRANSFER & TRUST
        STANTON V. ABRAMS                                               COMPANY
        President, Chief Executive Officer                              40 Wall Street
        Chairman of the Board of Directors                              New York, NY 10005
                                                                        Tel: (212) 936-5100

        RICHARD B. ROGERS                                       STOCK PROFILE AND ACTIVITY
        Senior Vice President, Director
                                                                        The Company's Common Stock, par value $0.001
        MICHAEL J. MELUSKEY                                             per share, has been traded on the Boston Stock
        Executive Vice President, Secretary,                            Exchange ("BSE") under symbol SEN and on the
        Treasurer and Director                                          National Association of Securities Dealers Automated
                                                                        Quotation System Small-Cap Market (the "NASDAQ
        LAWRENCE P. BUTLER                                              Small-Cap Market") under the symbol SRTR since
        Chief Financial Officer                                         November 16, 1994. Prior to that time, there was
                                                                        no public market for the Company's Common Stock.
INDEPENDENT DIRECTORS                                                   The table below represents the range of high and
                                                                        low closing prices for the Company's Common Stock
        STANLEY BERNSTEIN                                               from the date of the inital public offering through
        Chairman of the Board and Chief                                 December 31, 1996:
        Executive Officer, The Biltrite Corporation

        ROBERT SEELERT                                                                            High            Low
        President and Chief Executive Officer                           1994            --------------------------------------
        Cordiant plc                                                    4th Qtr.                $  5.00         $  2.25

        ARNOLD MULLEN                                                   1995            --------------------------------------
        President and CEO                                               1st Qtr.                $  3.25         $1.8125
        PFP Associates, Inc.                                            2nd Qtr.                $  4.50         $  2.00
                                                                        3rd Qtr.                $  5.50         $  3.75
        ALAN L. STANZLER, ESQ.                                          4th Qtr.                $ 5.125         $  3.00
        Davis, Malm & D'Agostine P.C.
                                                                        1996            --------------------------------------
INDEPENDENT AUDITORS                                                    1st Qtr.                $  3.75         $  3.00
                                                                        2nd Qtr.                $4.6875         $ 3.125
        ARTHUR ANDERSEN LLP                                             3rd Qtr.                $  3.75         $ 2.375
        One International Place                                         4th Qtr.                $  2.75         $1.9375
        Boston, MA 02110-2604
                                                                SEC FORM 10-KSB
CORPORATE COUNSEL
                                                                        A copy of the Company's 1996 Form 10-KSB as filed
        Davis, Malm & D'Agostine P.C.                                   with the Securities and Exchange Commission, is
        One Boston Place                                                available without charge upon written request to:
        Boston, MA 02108

                                                                        Senior Tour Players Development, Inc.
                                                                        266 Beacon Street, Boston, MA 02116
                                                                        Attn: Investor Relations

------------------------------------------------------------

                                                                ANNUAL MEETING

        CORPORATE HEADQUARTERS                                          The annual meeting of shareholders will be
        266 Beacon Street                                               held on Friday, June 27, 1997 at 10:00 a.m.
        Boston, MA 02116                                                at the Harvard Club, 324 Massachusetts
        Tel: (617) 266-3600  Fax: (617) 266-1343                        Avenue, Boston, Massachusetts  02115.


                              [BACK COVER PHOTO]


















                266 Beacon Street
                Boston, MA 02116